HEAD N.V. ANNOUNCES ITS PRELIMINARY REVENUE INDICATIONS FOR THE FOURTH QUARTER OF 2003 AND THE STATUS OF ITS COST REDUCTION PROGRAM

Rotterdam - January 16, 2004 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announces the following:

Preliminary fourth quarter 2003 revenue indications
Preliminary, unaudited financial information for the consolidated Head group for the two-month period ended November 30, 2003 indicated that the group had revenues of $115.5 million compared to $99.9 million for the comparable 2002 period. Excluding currency fluctuation effects, the revenues for the two months ended November 30, 2003 primarily reflect higher sales volumes compared to the same period of 2002 across all Winter Sports product lines due to market share gains.

Head expects sales volumes for Winter Sports products for the fourth quarter of 2003 to continue to be higher than for the comparable 2002 period. For Racquet Sports, Head expects sales volumes for the fourth quarter of 2003 to be slightly lower than the comparable 2002 period because of lower sales volumes of tennis and racquetball balls. Head expects diving sales volumes in the fourth quarter of 2003 to continue to be lower than in the same period in 2002. Excluding currency fluctuation effects, Head expects its overall revenues for the fourth quarter of 2003 to be higher than for the comparable 2002 period. Head, however, also expects to report higher costs in the fourth quarter of 2003 than in the comparable 2002 period.

Cost reduction program
Head is implementing the following cost reduction program, which it believes will result in increased operating income:

o Head has transferred all of its manufacturing operations in Tallinn, Estonia, which manufacture ski boots and certain diving products, to a recently purchased plant in Litovel, Czech Republic. Head expects lower overhead costs for these manufacturing operations as they will share administrative and management resources with its existing infrastructure in Austria. Head has already ceased production at its Estonia plant in preparation for the closing, currently scheduled for the end of 2004, and the subsequent sale of the property.

o Head has transferred some of its ski manufacturing from its plant in Kennelbach, Austria to its existing plant in Budejovice, Czech Republic where production costs are considerably lower. Head has also transferred much of its racquet production in Kennelbach to Budejovice.

o Subject to certain union consultations, Head is in the process of closing its tennis ball production facility in Mullingar, Ireland and transferring these operations to its existing, under-utilized plant in Phoenix, Arizona.

o Head is centralizing its European distribution organizations for Winter Sports and Racquet Sports products so that its subsidiary Head International GmbH will operate as a single European distribution company. Head International will invoice and ship products from one European distribution center in Klaus, Austria to the Head group customers in Switzerland, Germany, Italy and Austria from January 1, 2004. From January 1, 2005, Head intends for Head International to invoice products to the remaining customers in Europe, except Spain. As a result, all invoicing to customers in Europe, except Spain, and to third-party distributors worldwide will occur from Head International. The former European distribution companies will thereafter function only as sales agencies. Head also is consolidating its U.S. warehouses from three locations to one location and streamlining the management of its U.S. diving, winter and racquet sports businesses.

Head expects to substantially complete this cost reduction program by the end of 2004 and to fully implement the program by the end of 2005. In the nine months ended September 30, 2003, Head made $2.3 million in capital expenditures and incurred $2.6 million in costs to implement this program. In order to complete implementation of this program, Head expects to make $4.3 million in additional capital expenditures and to incur $9.6 million in additional costs, of which $6.4 million are cash costs, by the end of 2004. Head expects substantially all of these additional cash costs to be offset by net proceeds from the sale of its Tallinn, Estonia and Mullingar, Ireland properties and a portion of its Casarza, Italy property, which proceeds are expected to be in excess of their aggregate book value of $5.5 million.

Once implementation of this cost reduction program is complete, Head estimates annual cost savings in the range of $15 to $17 million. Head has already realized $1.3 million savings from this program in the nine months ended September 30, 2003. Based on present plans, Head expects the remainder of the cost savings to be phased in during the remaining period of the program's implementation.

Head continues to investigate additional cost savings. Where quality and proprietary technology will not be compromised, Head intends to look for and secure further arrangements to manufacture its products in low-cost regions, including expanding its outsourced manufacturing in China. The group expects to see continued decreases in overhead and production costs over the next five years as new measures, such as additional relocation of production plants and outsourcing arrangements, are identified and implemented.

Contacts
Clare Vincent, Head of Corporate Finance
Tel: +44 (0)207 499 7800; Fax: +44 (0)207 491 7725; e-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 701 79354; Fax +43 1 707 8940

Please visit our website: www.head.com

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward -looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.